Filed by Starburst II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

June 3, 2013

SoftBank Corp.

Issue of the 43rd Unsecured Straight Corporate Bond

SoftBank Corp. (the “Company”) announces that it has determined the following terms and conditions for the issuance of its 43rd unsecured straight corporate bond with inter-bond pari passu clause (the “Bond”), also known as the “Fukuoka SoftBank HAWKS Bond”.

1. Summary

1.	Total amount of issue	JPY 400 billion

2.	Denomination per bond	JPY 1 million

3.	Coupon rate	1.74% per annum

4.	Issue price	100% of the principal amount

5.	Redemption price	100% of the principal amount

6.	Term	5 years

7.	Maturity date	June 20, 2018

8.	Redemption	The Bond will be redeemed in full upon maturity. The Bond may also be repurchased and redeemed at any time commencing from the first day following the closing date, subject to requirements of the book-entry transfer institution.

9.	Coupon payment dates	June 20 and December 20 of each year

10.	Offering period	June 4, 2013 to June 19, 2013

11.	Closing date	June 20, 2013

12.	Method of offering	Offering to the general public in Japan

13.	Market	Mainly retail investors

14.	Collateral	No collateral or guarantee is pledged and no assets are specifically reserved to secure the Bond.

15.	Covenants	Negative pledge clause, clause for transformation from unsecured to secured status and net worth maintenance clause

16.	Underwriters	Daiwa Securities Co. Ltd. Nomura Securities Co., Ltd. Mizuho Securities Co., Ltd. SMBC Nikko Securities Inc. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. SBI SECURITIES Co., Ltd.

IwaiCosmo Securities Co., Ltd. Okasan Securities Co., Ltd. Tokai Tokyo Securities Co., Ltd.

17.	Contact for purchase	Head office and domestic branches of underwriters

18.	Trustee	Aozora Bank, Ltd.

19.	Book-entry transfer institution	Japan Securities Depository Center, Inc.

20.	Rating	A (under review for a possible downgrade; Japan Credit Rating Agency, Ltd.)

21.	Use of proceeds	Part of the investment in business of Sprint Nextel Corporation (“Sprint”) in the U.S., part of redemption of the Company’s bonds and part of repayment of the Company’s existing loans.

[Note]

*	The Company prepares gifts (a face towel set featuring the “White Family” father) for all subscribers to the Bond.

2. Other

The Company is considering providing a guarantee for the existing loans and bonds (including the Bond) by its subsidiaries, SoftBank Mobile Corp. and SoftBank Telecom Corp., after completion of the acquisition of Sprint and depending on the status of the funding for the acquisition.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended
December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.